               SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC 205049



                            FORM 11-K


(Mark One):

[X] ANNUAL REPORT PURSUANT SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

    For the plan year ended December 31, 1999

                               OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
    THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from       to

Commission file number 00024017

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               SFX ENTERTAINMENT PROFIT
               SHARING AND 401(k)PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               SFX ENTERTAINMENT, INC.
               650 Madison Avenue, Suite 1600
               New York, New York 10022

REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

   1. Financial Statements:

               Report of Independent Accountants

                Statement of Net Assets Available for Plan
                      Benefits as of December 31, 1999

               Statement of Changes in Net Assets Available for Plan Benefits
                      for the year ended December 31, 1999

               Notes to Financial Statements

       Supplemental Schedule:

               Schedule of Assets Held for Investment Purposes as
                      of December 31, 1999-Schedule H, Line 4i

       Exhibits:

       Consent of Scott Gildea & Company, LLP, Independent Accountants

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                         SFX ENTERTAINMENT PROFIT
                                         SHARING AND 401(k) PLAN

Dated: June 28, 2000

                                         By: SFX Entertainment, Inc.
                                             -----------------------------------
                                             Plan Sponsor and Plan Administrator


                                         By:   /s/ Richard A. Liese
                                             -----------------------------------
                                               Richard A. Liese
                                               Senior Vice President

                                SFX ENTERTAINMENT
                         PROFIT SHARING AND 401(K) PLAN

                Financial Statements and Supplemental Information

                   For the Period January 1, 1999 (inception)
                            through December 31, 1999

                SFX ENTERTAINMENT PROFIT SHARING AND 401(K) PLAN

                                      INDEX
                                      -----



Report of Independent Accountants                                                2

Statement of Net Assets Available for Plan Benefits                              3

Statement of Changes in Net Assets Available for Plan Benefits                   4

Notes to Financial Statements                                                    5-9

Supplemental Schedule:
   Schedule H (Form 5500), Financial Information                                  *


* Refer to Schedule H of Form 5500 (Annual Return/Report of Employee Benefit
Plan) for the year ended December 31, 1999 which material is incorporated herein by reference.

REPORT of INDEPENDENT ACCOUNTANTS

To the Trustees of SFX Entertainment Profit Sharing and 401(k) Plan:

We have audited the accompanying statement of net assets available for plan benefits of SFX Entertainment Profit Sharing and 401(k) Plan, as listed in the accompanying index on page 1. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and the changes in net assets available for plan benefits for the period January 1, 1999 (inception) through December 31, 1999 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule, as listed in the accompanying index on page 1, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.





June 23, 2000                                       Scott Gildea & Company, LLP

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                December 31, 1999




ASSETS

Investments, at market value:

    Stable Value Fund                                            $   551,201
    Intermediate Bond Fund                                           226,915
    Balanced Fund                                                    348,708
    Equity Index Fund                                              2,508,192
    Growth Stock Fund                                              2,742,567
    Aggressive Growth Stock Fund                                   3,886,690
    International Fund                                               487,637
    SFX Entertainment, Inc. Common Stock                           1,010,294
                                                                 -----------

Total investments, at market value                                11,762,204

Participant loans                                                    117,648

Employee contributions receivable                                    216,881
Employer contributions receivable                                      77,557
                                                                 -----------

Net assets available for plan benefits                           $12,174,290
                                                                 ===========


               The accompanying notes are an integral part of the
                              financial statements.

                SFX ENTERTAINMENT PROFIT SHARING AND 401(k) PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

      For the Period January 1, 1999 (inception) through December 31, 1999




ADDITIONS

Contributions:
    Employee                                                                $ 3,264,314
    Employee Rollover                                                           234,382
    Employer                                                                  1,131,435
                                                                            -----------
                                                                              4,630,131
                                                                            -----------
Investment Income:
    Interest                                                                      4,126
    Dividends                                                                   294,607
    Net appreciation of investments                                           1,534,640
                                                                            -----------
                                                                              1,833,373
                                                                            -----------
Transfers due to plan mergers                                                 5,779,053
                                                                            -----------

Total additions                                                              12,242,557
                                                                            -----------

DEDUCTIONS

Withdrawals                                                                      34,689
Administrative expenses                                                          33,578
                                                                            -----------
Total deductions                                                                 68,267
                                                                            -----------
Net increase in net assets available for plan benefits                       12,174,290
                                                                            -----------
Net assets available for plan benefits,
 beginning of year                                                                    0
                                                                            -----------
Net assets available for plan benefits,
 end of year                                                                $12,174,290
                                                                            ===========



                     The accompanying notes are an integral
                        part of the financial statements.

                    SFX ENTERTAINMENT PROFIT SHARING AND 401(k) PLAN





                          NOTES TO FINANCIAL STATEMENTS


1.  Description of the Plan

The following brief description of the SFX Entertainment Profit Sharing and 401(k) Plan (The "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

SFX Entertainment, Inc. (the "Company") established the Plan on January 1, 1999 as a defined contribution plan covering all employees age twenty one and older who have completed a year of eligibility service. Eligibility service is defined as a calendar year during which at least one thousand hours are worked. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan provides for benefits available under
Section 401(k) of the Internal Revenue Code.

Employees may make voluntary contributions to the Plan in an amount up to 16% of their compensation and the Company matches an amount equal to 50% of that portion of the employee's contributions which is not in excess of 6% of the employee's compensation. The Company match per employee is not to exceed $4,800. The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors.

Contributions to the Plan, including the employer match, may be invested in a variety of investment funds at the election of the employee as follows:

    Stable Value Fund

    This fund seeks to provide a consistent rate of return while preserving capital and minimizing risk. The fund consists of assets whose principal value remains stable regardless of stock and bond market fluctuations. These assets may include guaranteed investment contracts issued by insurance companies, and bank investment contracts issued by banks. These assets may also include money market instruments, such as bank certificates of deposit, banker's acceptances and short-term treasury bills. This fund currently utilizes the Schwab Institutional Advantage Money Fund. Rates of return are subject to market fluctuations.

    Intermediate Bond Fund

    This fund seeks a total return consistent with prudent investment management. The fund invests in fixed-income securities, including corporate bonds, U.S. government securities, mortgage-related securities, and money market instruments. This fund is intended to maintain a portfolio duration range of three to seven years. This fund currently utilizes the Strong Government Securities Fund. Rates of return are subject to market fluctuations.

                    SFX ENTERTAINMENT PROFIT SHARING AND 401(k) PLAN





                    NOTES TO FINANCIAL STATEMENTS, Continued


    Balanced Fund

    This fund seeks income, conversion of principal and long-term growth of principal and income. The fund may invest a large portion of its assets in common stocks and convertible securities. Prospective earnings and dividends are major considerations in these purchases. Individual securities are selected with regard to financial strength and economic background. The balance of the fund's assets are invested in investment-grade fixed-income securities. This fund currently utilizes the Dodge & Cox Balanced Fund. Rates of return are subject to market fluctuations.

    Equity Index Fund

    This fund seeks capital appreciation by investing primarily in equity securities of companies with earnings that are expected to grow at an a above average rate. Current income is a secondary objective and is achieved by investing in dividend paying common stocks and convertible securities. This fund currently utilizes the Selected American Shares Fund. Rates of return are subject to market fluctuations.

    Growth Stock Fund

    This fund seeks maximum capital growth. The fund invests primarily in common stocks and favors securities of companies expected to benefit from special factors or trends. These may include established companies, small companies or new issues. This fund may also invest in debt securities and in foreign securities. This fund currently utilizes the Oakmark Fund.
    Rates of return are subject to market fluctuations.

    Aggressive Growth Stock Fund

    This fund seeks rapid capital growth by investing primarily in small to medium sized companies that are expected to demonstrate growth in earnings and revenue. These companies may be concentrated in a few industries that are experiencing rapid growth. The fund may use investment techniques, such as short selling, leveraging and frequent trading. The fund may also invest in debt securities and in foreign securities. This fund currently utilizes the Baron Asset Fund. Rates of return are subject to market fluctuations.

    International Fund

    This fund invests primarily in stocks and debt securities of companies and governments outside the United States. It seeks long term capital growth. Any realized income is incidental. The fund maintains a flexible investment policy and can invest in all types of securities and in any foreign country. While common stocks are the usual form of investment, the fund may invest a portion of its assets in medium quality or high risk debt securities. This fund currently utilizes the GAM International A Fund. Rates of return are subject to market fluctuations.

                    SFX ENTERTAINMENT PROFIT SHARING AND 401(k) PLAN





                    NOTES TO FINANCIAL STATEMENTS, Continued


    SFX Entertainment, Inc.

    This fund consists of class A common stock of the Company's parent and is administered by the Company. Rates of return are subject to market fluctuations.

Under the loan provision of the Plan, employees are permitted to borrow between $1,000 and the lesser of $50,000 or 50% of the participant's vested account balance. The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1%. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is 15 years. However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

The Plan provides for distributions to plan participants or their beneficiaries upon the participant's retirement, termination of employment, disability or death, in accordance with the Internal Revenue Code. Since participants are immediately vested in their voluntary contributions and earnings, they may also withdraw all or any portion of their account balance subject to hardship withdrawal provision criteria. Participants may elect to take their distributions in the form of a lump sum payment, an annuity, or rollover into a private Individual Retirement Account. Similarly, an employee may make a withdrawal of the vested percentage of the employer matching account. The vesting schedule for this account is as follows:

                 Years of Service               Vested Percentage
                 ----------------               -----------------
                 Less than 1 year                          0%
                 1 year                                   20
                 2 years                                  40
                 3 years                                  60
                 4 years                                  80
                 5 years or more                         100

Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions. Forfeitures used to reduce the Company's contributions were $2,219 during 1999.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

                    SFX ENTERTAINMENT PROFIT SHARING AND 401(k) PLAN





                    NOTES TO FINANCIAL STATEMENTS, Continued


2.  Summary of significant accounting policies

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and include estimated amounts. While all available information has been considered, actual amounts could differ from those estimates.


Each fund is valued at the quoted closing price per share on major exchanges. The change in the difference between the fair market value and the cost of investments for each year is reflected in the statement of changes in net assets as unrealized appreciation or depreciation in fair value of investments.

Substantially all general and administrative expenses of the Plan are paid by the Company.


3.  Investments

The following summarizes the Plan's investments as of December 31, 1999:

                                        Fair Value
                                        ----------
Stable Value Fund                      $   551,203
Intermediate Bond Fund                     226,915
Balanced Fund                              348,708
Equity Index Fund (a)                    2,508,192
Growth Stock Fund (a)                    2,742,567
Aggressive Growth Stock Fund (a)         3,886,690
International Fund                         487,637
SFX Entertainment, Inc. (a)              1,010,294
                                       -----------

                                       $11,762,204
                                       ===========

    (a) Fund balance represents more than 5% of the Plan's net assets available for plan benefits.


4.  Plan Mergers

Net assets, consisting principally of cash and cash equivalents, transferred from merged plans during October 1999 is as follows:

    Bill Graham Plan                                         $5,779,053

                    SFX ENTERTAINMENT PROFIT SHARING AND 401(k) PLAN





                    NOTES TO FINANCIAL STATEMENTS, Continued



5.  Termination Priorities

While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.


6.  Income Tax Status

In accordance with the guidelines established by the Internal Revenue Service, the plan administrator has applied for a determination letter. Although a determination has not yet been received, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the plan is qualified and the related trust is tax-exempt as of the financial statement date.

                SFX ENTERTAINMENT PROFIT SHARING AND 401(K) PLAN

         SCHEDULE H (FORM 5500) - LINE 4i- SCHEDULE OF ASSETS HELD FOR
                  INVESTMENT PURPOSES AS OF DECEMBER 31, 1999


  (a)                   (b)                                    (c)                                            (d)***         (e)

* denotes                                                   Description of Investment including
party in             Identity of Issue, Borrower,           Maturity Date, Rate of Interest,                               Current
interest             Lessor, or Similar Party               Collateral, Par or Maturity Value                Cost          Value
-----------          ----------------------------           ------------------------------------             ----          -----

                     Schwab Institutional Advantage Fund    Fixed income investment fund                                   $551,201

                     Strong Government Securities Fund      Conservative bond fund                                         226,915

                     Dodge & Cox Balanced Fund              Balanced equity and debt fund                                  348,708

                     Selected American Shares Fund          Capital appreciation fund                                      2,508,192

                     Oakmark Fund                           Aggressive capital growth fund                                 2,742,567

                     Baron Asset Fund                       Rapid capital growth fund                                      3,886,690

                     GAM International A Fund               International funs seeking long-term growth                    487,637

                     SFX Entertainment, Inc. Common Stock   Common stock of Plan sponsor                                   1,010,294

                                                            Participant loans Loans to plan participants
                                                            with maturity dates through 2014, bearing
                                                            interest from 7.00% to 10.50% and secured by
                                                            the participant's vested account balance                         117,648


*** Cost information is not provided as all investments are participant directed.